EXHIBIT H
                           FORM OF FEDERAL REGISTER NOTICE

               Interstate Energy Corporation ("IEC"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its principal non-utility subsidiary, Alliant Energy Resources, Inc. ("AER"), have filed an application or declaration pursuant to Sections 6, 7, 9, 10, 12, 13, 32 and 33 of the Act and the rules thereunder in which they seek approval for a program of external and intrasystem financing and for certain other related matters. The principal business address of IEC and AER is 222 West Washington Avenue Madison, Wisconsin 53703. IEC's public-utility subsidiaries are Wisconsin Power & Light Company, South Beloit Water, Gas and Electric Company, Interstate Power Company, and IES Utilities, Inc. (collectively, the "Operating Companies"). Together, the Operating Companies provide public-utility service to approximately 895,000 electric and 378,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois.

               AER serves as the holding company for substantially all of IEC's non-utility investments and subsidiaries, which include interests in companies engaged in environmental consulting and engineering services; the development, ownership and management of affordable multi-unit housing properties; providing various financial services, including the origination and sale of mortgages for tax-advantaged affordable housing; energy-related businesses, including, among others, the brokering and marketing of electricity and natural gas, gas supply and fuel management services, oil and gas production, steam production and sale, and energy-management services; owning and/or operating foreign utility systems; transportation; and management of investments in telecommunications.


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               IEC and AER, on behalf of itself and its current and future direct and indirect non-utility subsidiaries ("Non-Utility Subsidiaries"), seek approval for a program of external financing, credit support arrangements, and other related proposals for the period through December 31, 2001
          ("Authorization Period"), as follows:

               Common Stock.  IEC proposes to issue and sell from time to
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          time during the Authorization Period up to 15 million shares of its stock, $.01 par value per share ("Common Stock"). IEC may issue and sell Common Stock or options exercisable for Common Stock and issue Common Stock upon the exercise of options. IEC may also buy back shares of Common Stock or such options during the Authorization Period in accordance with Rule 42. IEC proposes to issue and sell Common Stock pursuant to underwriting agreements of a type generally standard in the industry or through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

               Debentures.  IEC proposes to issue and sell from time to
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          time through the Authorization Period up to $400 million
          principal amount of Debentures in one or more series, provided that the aggregate principal amount of short-term indebtedness issued by IEC in accordance with the authorization of the Commission obtained in other proceedings and the Debentures at any time outstanding shall not exceed $1.1 billion (the "IEC Debt Limitation"). The Debentures (a) may be convertible into any other securities of IEC, (b) will have maturities ranging from one to 40 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement,


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          and (f) may be called from existing investors by a third party.
          IEC proposes that the maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, be established by negotiation or competitive bidding and reflected in the applicable transaction documents. IEC undertakes that without further Commission authorization it will not issue any Debentures that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization.

               Other Securities.  In addition to the specific securities
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          for which authorization is sought in the application-declaration,
          IEC states that it may also find it necessary or desirable in order to minimize financing costs or to obtain new capital under then existing market conditions to issue and sell other types of securities from time to time during the Authorization Period.
          IEC requests that the Commission reserve jurisdiction over the issuance of additional types of securities and the amount thereof.

               Financing by AER and Subsidiaries. AER and its subsidiaries
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          are engaged in and expect to continue to be active in the
          development and expansion of their existing energy-related, transportation, telecommunications or otherwise functionally-related, non-utility businesses in the IEC holding company system. AER states that, in almost all cases, securities issued by the Non-Utility Subsidiaries to finance their authorized and exempt activities will be exempt from prior Commission authorization pursuant to Rule 52(b). AER requests that the Commission reserve jurisdiction over the issuance by any Non-Utility Subsidiary of any other securities with respect to which the exemption under Rule 52(b) would not apply.


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               It is stated that any promissory note, bond or other
          evidence of indebtedness issued by a Non-Utility Subsidiary that is guaranteed as to principal or interest by IEC (a "Guaranteed Note") shall mature no more than 40 years after the date of issuance thereof and bear interest at a fixed or floating rate which, in the case of a fixed rate, shall be not greater than 300 basis points over the yield to maturity of a United States Treasury obligation having a remaining term approximately equal to the average life of such Guaranteed Note at the time issued, and, in the case of a floating rate, shall be not greater than 300 basis points over the rate of interest announced publicly by a major money center bank as its base or prime rate. In addition, a Non-Utility Subsidiary may agree to pay a commitment fee not to exceed 1.5% of the average daily unused balance under any committed line of credit and/or maintain compensating balances not to exceed 20% of the amount of any committed line.

               IEC Guarantees.  IEC requests authorization to enter into
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          guarantees, obtain letters of credit, enter into expense
          agreements or otherwise provide credit support (collectively, "IEC Guarantees") with respect to the obligations of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $600 million outstanding at any one time. IEC proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is determined by multiplying the amount of the IEC Guarantee provided by the cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.

               Non-Utility Subsidiary Guarantees.  In addition, AER and
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          other Non-Utility Subsidiaries request authority to provide to other Non-Utility Subsidiaries guarantees and other forms of


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          credit support ("Non-Utility Subsidiary Guarantees") in an aggregate principal amount not to exceed $300 million outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule
          52. The Non-Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above.

               Hedging Transactions.   IEC, and to the extent not exempt
               --------------------
          pursuant to Rule 52, the Non-Utility Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch Investor Service or Duff and Phelps. It is stated that Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.



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

               Anticipatory Hedges.  In addition , IEC and the Non-Utility
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          Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury Securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury Securities (a "Put Options Purchase"),
          (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges. It is stated that anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. IEC or a Non-Utility Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. IEC or a Non-Utility Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under Anticipatory Hedges will be closed on or prior to the date of the new issuance and neither IEC nor any Non-Utility Subsidiary will, at any time, take possession or make delivery of the underlying U.S. Treasury Securities.


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

               Financing Subsidiaries.  IEC and AER request authority to
               ----------------------
          acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of IEC and the Non-Utility Subsidiaries through the issuance of long-term debt or equity securities, including but not limited to monthly income preferred securities, to third parties and the transfer of the proceeds of such financings to IEC or such Non-Utility Subsidiaries. IEC may, if required, guarantee or enter into expense agreements in respect of the obligations of any such Financing Subsidiaries. Non-Utility Subsidiaries may also provide guarantees and enter into expense agreements, if required, on behalf of such entities pursuant to Rules 45(b)(7) and 52, as applicable. If the direct parent company of a Financing Subsidiary is authorized in this proceeding or any subsequent proceeding to issue long-term debt or similar types of equity securities, then the amount of such securities issued by that Financing Subsidiary would count against the limitation applicable to its parent for those securities. In such cases, however, the guaranty by the parent of that security issued by its Financing Subsidiary would not be counted against the limitations on IEC Guarantees or Non-Utility Subsidiary Guarantees, as the case may be. In other cases, in which the parent company is not authorized herein or in a subsequent proceeding to issue similar types of securities, the amount of any guarantee not exempt pursuant to Rules 45(b)(7) and 52 that is entered into by the parent company with respect to securities issued by its Financing Subsidiary would be counted against the limitation on IEC Guarantees or Non-Utility Subsidiary Guarantees, as the case may be.

               Intermediate Subsidiaries.  IEC and AER propose to acquire,
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          directly or indirectly, the securities of one or more
          Intermediate Subsidiaries, which would be organized exclusively


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          for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more "exempt wholesale generators" ("EWGs") or "foreign utility companies" ("FUCOs," as defined in Section 32 and 33, respectively, companies whose securities are acquired pursuant to the exemption under Rule 58 ("Rule 58 Subsidiaries"), "exempt telecommunications companies" ("ETCs"), as defined in Section 34, or other non-exempt Non-Utility Subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in development activities and administrative activities relating to such subsidiaries. Intermediate Subsidiaries may also provide management, administrative, project development and operating services to such entities. It is stated that an Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG or FUCO, Rule 58 Subsidiary, ETC or other non-exempt Non-Utility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by IEC or AER and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit IEC's exposure to U.S. and foreign taxes; (7) to further insulate IEC and the Operating Companies from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.


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               Investments in Incidental Facilities and Other Assets.  AER
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          and other Non-Utility Subsidiaries request authority to acquire or construct in one or more transactions from time to time through the Authorization Period, non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental to the oil and gas exploration and production and energy marketing, brokering and trading operations of AER's subsidiaries. AER requests authorization to invest up to $125 million (the "Investment Limitation") during the Authorization Period in such Energy Assets or in the equity securities of existing or new companies substantially all of whose physical properties consist or will consist of such Energy Assets.(1) Such Energy Assets (or equity securities of companies owning Energy Assets) may be acquired for cash or in exchange for Common Stock or other securities of IEC, AER, or other Non-Utility Subsidiary of AER, or any combination of the foregoing. If Common Stock of IEC is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. The stated amount or principal amount of any other securities issued as consideration in any such transaction will also be counted against the Investment Limitation. Under no circumstances will AER or any oil or gas production or marketing subsidiary acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such companies to be considered an "electric utility company" or "gas utility company" as defined under the Act.

          --------------------------

               (1) Companies whose physical properties consist of Energy Assets may also be currently engaged in energy (gas or electric or both) marketing activities. To the extent necessary, applicants request authorization to continue such activities in the event they acquire such companies.


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

               Sales of Services and Goods Among AER and Other Non-Utility
               -----------------------------------------------------------
          Subsidiaries of IEC.  AER and other Non-Utility Subsidiaries
          -------------------
          propose to provide services and sell goods to each other at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 92(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which any of the following circumstances may apply:

               (i) The client company is a FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

               (ii) The client company is an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC");

               (iii) The client company is a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

               (iv) The client company is a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not an Operating Company within the IEC system; or


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               (v)  The client company is an ETC, a Rule 58 Subsidiary, or any other Non-Utility Subsidiary that does not derive any part of its income from sales of goods, services or other property to an Operating Company within the IEC system.

               Activities of Rule 58 Subsidiaries Outside the United
               -----------------------------------------------------
          States.   AER, on behalf of any current or future Rule 58
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          Subsidiaries, requests authority to engage in certain business activities permitted by Rule 58 both within and outside the United States. Such activities include: (i) the brokering and marketing of electricity, natural gas and other energy commodities ("Energy Marketing"); (ii) energy management services ("Energy Management Services"), including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems; and (iii) engineering, consulting and other technical support services ("Consulting Services") with respect to energy-related businesses, as well as for individuals. AER requests


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          that the Commission authorize Rule 58 Subsidiaries to (i) engage in Energy Marketing activities in Canada, and reserve jurisdiction over such activities in Mexico, (ii) provide Energy Management Services and Consulting Services anywhere outside the United States, and (iii) reserve jurisdiction over other activities of Rule 58 Subsidiaries outside the United States, pending completion of the record.

               Payment of Dividends Out of Capital and Unearned Surplus.
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          AER also proposes, on behalf of itself and each of its current and future non-exempt Non-Utility Subsidiaries that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law and the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

               Use of Proceeds.  The applicants state that the proceeds
               ---------------
          from the financings authorized by the Commission in this proceeding will be used for general corporate purposes, including
          (i) financing, in part, investments by and capital expenditures of IEC and its Non-Utility Subsidiaries, including, without limitation, the funding of future investments in EWGs, FUCOs, and Rule 58 Subsidiaries, (ii) the repayment, redemption, refunding or purchase by IEC or any Non-Utility Subsidiary of any of its own securities pursuant to Rule 42, and (iii) financing working capital requirements of IEC and its Non-Utility Subsidiaries.

               The applicants represent that no financing proceeds will be used to acquire the equity securities of any new subsidiary unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with


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          an available exemption under the Act or rules thereunder,
          including Sections 32 and 33 and Rule 58. IEC states that the aggregate amount of proceeds of financing and IEC Guarantees approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to IEC's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of IEC's "consolidated retained earnings" (also as defined in Rule 53). Currently, IEC's "aggregate investment" in EWGs and FUCOs is $73 million, or approximately 14% of IEC's "consolidated retained earnings" for the four quarters ended December 31, 1998 ($537 million). Further, IEC represents that proceeds of financing and IEC Guarantees and Non-Utility Guarantees utilized to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule. Lastly, IEC represents that it will not seek to recover through higher rates of any of the Operating Companies losses attributable to any operations of its Non-Utility Subsidiaries.

               The applicants state that no state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.




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